FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 2021

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refers to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2021 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2020 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The Corporation uses measures not standardized under International Financial Reporting Standards (“IFRS”) and key performance indicators. Definitions of the non-IFRS measures and the key performance indicators used by the Corporation are provided in the “Non-IFRS Measures” and “Key Performance Indicators” sections below.

COVID-19 pandemic

The COVID-19 pandemic continues to have a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020, this health crisis has curtailed the operations of many of Quebecor’s business partners and led to a significant slowdown in some of the Corporation’s segments. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron Ltd.’s (“Videotron”) retail outlets; a reduction in advertising revenues, a decrease in sports events broadcast by the TVA Sports specialty channel and a reduction in film and audiovisual content activity in the Media segment in 2020; and the cancellation of most shows and events in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Canadian Emergency Wage Subsidy and subsidies totalling $5.6 million were recorded in the first quarter of 2021 as a reduction in employee costs (no amount in the first quarter of 2020).

The impact of the COVID-19 health crisis on the operating results of the Corporation’s business segments in the first quarter of 2021 is analyzed in greater detail in the “Segmented Analysis” section below. It is difficult at this stage to foresee all the consequences of this crisis until the situation returns to normal. The public health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during prior quarters may not be indicative of future growth.

Highlights

First quarter 2021

Revenues: $1.09 billion, a $35.6 million (3.4%) increase.

Adjusted EBITDA: $454.0 million, a $17.9 million (4.1%) increase.

Net income attributable to shareholders: $129.3 million, a $12.2 million increase.

Cash flows from operations: $309.1 million, a $14.6 million (5.0%) increase.

Cash flows provided by continuing operating activities: $265.4 million, a $78.7 million (-22.9%) decrease.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except number of shares)

	Three months ended March 31
	2021	2020
Income
Revenues:
Telecommunications	$914.0	$874.7
Media	174.8	174.8
Sports and Entertainment	31.2	34.8
Inter-segment	(28.9)	(28.8)
	1,091.1	1,055.5
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	450.9	435.5
Media	1.3	4.1
Sports and Entertainment	2.1	(3.8)
Head Office	(0.3)	0.3
	454.0	436.1
Depreciation and amortization	(195.6)	(198.3)
Financial expenses	(81.0)	(75.7)
(Loss) gain on valuation and translation of financial instruments	(0.1)	0.8
Restructuring of operations and other items	(4.5)	(3.9)
Income taxes	(44.8)	(43.4)
Income from discontinued operations	˗	1.3
Net income	$128.0	$116.9

	Three months ended March 31
	2021	2020
Additions to property, plant and equipment and to intangible assets
Telecommunications	$138.0	$133.0
Media	5.7	7.7
Sports and Entertainment	1.0	0.9
Head Office	0.2	-
	144.9	141.6
Cash flows
Cash flows from operations:
Telecommunications	312.9	302.5
Media	(4.4)	(3.6)
Sports and Entertainment	1.1	(4.7)
Head Office	(0.5)	0.3
	309.1	294.5
Cash flows provided by continuing operating activities	265.4	344.1

	March 31 2021	Dec. 31 2020
Balance sheet
Cash and cash equivalents	$759.6	$137.3
Working capital	654.7	(47.6)
Net assets related to derivative financial instruments	534.3	597.1
Total assets	10,670.6	9,843.9
Total debt (current and long-term)	6,310.5	5,727.6
Lease liabilities (current and long-term)	208.6	203.2
Equity attributable to shareholders	1,450.7	1,318.8
Equity	1,557.7	1,420.4
Number of common shares outstanding (in millions)	79.4	79.4

Telecommunications

•	The Telecommunications segment grew its revenues by $39.3 million (4.5%) and its adjusted EBITDA by $15.4 million (3.5%) in the first quarter of 2021.

•	Videotron significantly increased its revenues from customer equipment sales ($31.1 million or 40.9%), Internet access ($19.1 million or 6.9%) and mobile telephony ($10.3 million or 6.4%), in the first quarter of 2021.

•	There was a net increase of 22,100 revenue-generating units (“RGUs”) (1.5%) in mobile telephony and 10,600 (0.6%) in Internet access.

•	On April 15, 2021, the Canadian Radio-television and Telecommunications Commission (“CRTC”) announced that some telecommunications providers could eventually have access to the wireless networks of Canada’s major carriers in order to offer Canadians greater choice and more options at an affordable price. As a result, regional carriers that invest in network infrastructure and spectrum will be able to offer competitive services as mobile virtual network operators in regions where competition is limited.

•	On April 1, 2021, Videotron announced the acquisition of Cablovision Warwick Inc. ("Cablovision Warwick") and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region for more than four decades. Cablovision Warwick's customers will therefore have access to Videotron's network as well as its products and services.

•	On March 22, 2021, Videotron entered into agreements with the Québec government and Government of Canada jointly, aimed at achieving the government’s targets for the roll-out of high speed Internet services in various regions of Québec. Under these agreements, Videotron will expand its high-speed Internet network to connect approximately 37,000 more households and the governments have undertaken to provide financial assistance in the amount of approximately $258.0 million, which will be used in its entirety for the extension of Videotron’s network In accordance with the terms and conditions of the agreements, a $216.2 million advance was received from the government and recorded as restricted cash with a corresponding amount recorded as a deferred subsidy in the Corporation’s consolidated balance sheet at March 31, 2021.

Sports and Entertainment

•	On February 10, 2021, the Sports and Entertainment segment announced the acquisition of Les Disques Audiogramme inc., the largest independent French-language record label in North America, which also includes Éditorial Avenue, Canada’s largest French-language music publisher, in order to continue supporting talented Québec artists and promote the dissemination of Québec music.

Investing and financing operations

•	On April 1, 2021, Alithya Group Inc. (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc, of which Quebecor was one of the main shareholders. As part of this transaction, Quebecor obtained 11.9% of Alithya’s share capital and 6.7% of voting rights related to Alithya’s issued and outstanding shares. The corresponding gain on disposal of approximately $19.0 million will be accounted for in the second quarter of 2021. This transaction also includes purchase commitments from Quebecor for Alithya’s services totalling approximately $360.0 million as part of a 10-year commercial agreement.

•	On February 11, 2021, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2021 to February 2022 and amend certain terms and conditions.

•	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing fees of $6.0 million. Videotron intends to use the proceeds from this offering for general corporate purposes, including, without limitation, the repayment of a portion of its current debt.

Senior management

•	On April 27, 2021, Quebecor announced that Jean-François Pruneau, President and Chief Executive Officer of Videotron, will be leaving his position to devote himself to personal investment projects. In the course of his career with the Corporation, Mr. Pruneau successfully tackled major challenges. His strong leadership and business acumen made an important contribution to developing the Corporation’s business plan and building its solidity. Quebecor’s management thanks him warmly for his valuable contribution over the past 20 years. Mr. Pruneau will stay on until June 4, 2021 to oversee the transition. In the wake of this announcement, it has been decided that Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, will take over the responsibilities of the President of Videotron to further cement the concerted leadership and dynamic of efficiency between the two organizations.

•	France Lauzière, President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, has taken time off from her duties for a period of up to six months, starting April 14, 2021, for family reasons. During her absence, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, is assuming her duties at TVA Group and Quebecor Content on an acting basis.

•	The Chief Operating Officer and Chief Legal Officer of Quebecor, Marc M. Tremblay, indicated to the Corporation some time ago that he wanted to plan for his retirement at a date to be confirmed. The Corporation, wishing for Mr. Tremblay to remain an officer at least until March 31, 2022, has entered into an agreement providing that Mr. Tremblay remain in his position at least until that date, while gradually reducing his activities starting August 1, 2021.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2021/2020 first quarter comparison

Revenues: $1.09 billion, a $35.6 million (3.4%) increase.

•	Revenues increased in Telecommunications ($39.3 million or 4.5% of segment revenues).

•	Revenues were flat in the Media segment.

•	Revenues decreased in Sports and Entertainment ($3.6 million or -10.3%).

Adjusted EBITDA: $454.0 million, a $17.9 million (4.1%) increase.

•	Adjusted EBITDA increased in Telecommunications ($15.4 million or 3.5% of segment adjusted EBITDA) and in Sports and Entertainment ($5.9 million).

•	Adjusted EBITDA decreased in Media ($2.8 million or -68.3%), and there was an unfavourable variance at Head Office ($0.6 million).

•	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $3.9 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $129.3 million in the first quarter of 2021, compared with $117.1 million in the same period of 2020, an increase of $12.2 million.

•	The main favourable variances were:

o	$17.9 million increase in adjusted EBITDA;

o	$2.7 million decrease in the depreciation and amortization charge.

•	The main unfavourable variances were:

o	$5.3 million increase related to financial expenses;

o	$1.4 million increase in the income tax expense;

o	$1.3 million decrease in income from discontinued operations.

Cash flows from operations: $309.1 million, a $14.6 million (5.0%) increase due to the $17.9 million increase in adjusted EBITDA and a $6.5 million decrease in additions to intangible assets, partially offset by a $9.8 million increase in additions to property, plant and equipment.

Cash flows provided by continuing operating activities: $265.4 million, a $78.7 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA.

Depreciation and amortization charge: $195.6 million in the first quarter of 2021, a $2.7 million decrease due mainly to decreased investment related to the leasing of set-top boxes in the Telecommunications segment, partially offset by the impact of capital expenditures and investments in intangible assets in the segment, including amortization of intangible assets related to investments in the Helix platform.

Financial expenses: $81.0 million in the first quarter of 2021, a $5.3 million increase caused mainly by the impact of lower interest revenues from Quebecor under loan agreements and higher average indebtedness. Decreases in financial expenses were due primarily to a favourable variance in the gain or loss on foreign currency translation of short-term monetary items and to a lower average interest rate on long-term debt.

Loss on valuation and translation of financial instruments: $0.1 million in the first quarter of 2021 compared with a $0.8 million gain in the same period of 2020, a $0.9 million unfavourable variance.

Charge for restructuring of operations and other items: $4.5 million in the first quarter of 2021, compared with $3.9 million in the same period of 2020, a $0.6 million unfavourable variance.

•	A $3.7 million charge was recognized in the first quarter of 2021 in connection with cost-reduction initiatives in the Corporation’s various segments ($3.9 million in the first quarter of 2020). A $0.8 million charge for impairment of assets was also recognized in connection with various restructuring initiatives in the first quarter of 2021.

Income tax expense: $44.8 million in the first quarter of 2021 (effective tax rate of 25.9%), compared with $43.4 million in the same period of 2020 (effective tax rate of 27.3%), a $1.4 million unfavourable variance caused mainly by the impact of the increase in taxable income.

SEGMENTED ANALYSIS

Telecommunications

First quarter 2021 operating results

Revenues: $914.0 million in the first quarter of 2021, a $39.3 million (4.5%) increase.

•	Revenues from the mobile telephony service increased $10.3 million (6.4%) to $170.5 million, due primarily to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

•	Revenues from Internet access services increased $19.1 million (6.9%) to $296.6 million, due mainly to an increase in the customer base and an increase in average per-subscriber revenues.

•	Revenues from television services decreased $19.9 million (-8.5%) to $213.2 million, due primarily to the impact of the net decrease in the customer base and the decrease in average per-subscriber revenues.

•	Revenues from the wireline telephony service decreased $2.1 million (-2.5%) to $80.7 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from customer equipment sales increased $31.1 million (40.9%) to $107.2 million, mainly because of the increase in equipment sales related to the Helix platform and increases in the price of mobile devices.

•	Other revenues increased $0.8 million (1.8%) to $45.8 million.

Total average billing per unit (“ABPU”): Videotron’s total ABPU was $49.96 in the first quarter of 2021 compared with $49.90 in the same period of 2020, a $0.06 (0.1%) increase. Mobile ABPU was $49.95 in the first quarter of 2021, compared with $51.60 in the same period of 2020, a $1.65 (-3.2%) decrease due in part to a decrease in overage and roaming revenues due to the COVID-19 public-health crisis and the popularity of bring your own device (“BYOD”) plans.

Customer statistics

RGUs – The total number of RGUs was 6,145,300 at March 31, 2021, a decrease of 2,600 from the end of the fourth quarter of 2020 (compared with an increase of 9,000 in the same period of 2020), and a 12-month increase of 60,100 (1.0%) (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,503,200 at March 31, 2021, an increase of 22,100 (1.5%) from the end of the fourth quarter of 2020 (compared with an increase of 39,300 in the same period of 2020), and a 12-month increase of 133,400 (9.7%) (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,807,400 at March 31, 2021, an increase of 10,600 (0.6%) from the end of the fourth quarter of 2020 (compared with an increase of 6,100 in the same period of 2020), and a 12-month increase of 74,000 (4.3%) (Table 2). As of March 31, 2021, Videotron’s Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 3,005,100 homes and businesses passed by Videotron’s network as of March 31, 2021, up from 2,958,000 one year earlier) of 60.1% compared with 58.6% a year earlier.

Television – The number of subscribers to television services stood at 1,459,100 at March 31, 2021, a decrease of 16,500 (-1.1%) from the end of the fourth quarter of 2020 (compared with a decrease of 19,700 in the same period of 2020), and a 12-month decrease of 53,000 (-3.5%) (Table 2). At March 31, 2021, the television service had a household and business penetration rate of 48.6% versus 51.1% a year earlier.

Wireline telephony service – The number of subscriber connections to the wireline telephony service stood at 897,700 at March 31, 2021, a decrease of 27,000 (-2.9%) from the end of the fourth quarter of 2020 (compared with a decrease of 29,100 in the same period of 2020), and a 12-month decrease of 100,500 (-10.1%) (Table 2). As of March 31, 2021, the wireline telephony service had a household and business penetration rate of 29.9% versus 33.7% a year earlier.

Club illico – The number of subscribers to the Club illico over-the-top video service (“Club illico”) stood at 477,900 at March 31, 2021, an increase of 8,200 (1.7%) from the end of the fourth quarter of 2020 (compared with an increase of 12,400 in the same period of 2020), and a 12-month increase of 6,200 (1.3%) (Table 2).

Table 2

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	Mar. 2021	Dec. 2020	Sept. 2020	June 2020	Mar. 2020	Dec. 2019	Sept. 2019	June 2019
Mobile telephony	1,503.2	1,481.1	1,452.6	1,404.9	1,369.8	1,330.5	1,288.7	1,231.9
Internet	1,807.4	1,796.8	1,769.8	1,749.3	1,733.4	1,727.3	1,724.3	1,706.9
Television	1,459.1	1,475.6	1,481.8	1,497.3	1,512.1	1,531.8	1,545.2	1,558.4
Wireline telephony	897.7	924.7	947.8	976.5	998.2	1,027.3	1,052.7	1,072.9
Club illico	477.9	469.7	452.9	472.2	471.7	459.3	443.5	431.0
Total	6,145.3	6,147.9	6,104.9	6,100.2	6,085.2	6,076.2	6,054.4	6,001.1

Adjusted EBITDA: $450.9 million, a $15.4 million (3.5%) increase due primarily to:

•	impact of the revenue increase, net of the cost of equipment sold.

Partially offset by:

•	increase in operating expenses, including increase in customer service and technical quality expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 50.7% in the first quarter of 2021 compared with 50.2% in the same period of 2020.

Cash flows from operations: $312.9 million in the first quarter of 2021 compared with $302.5 million in the same period of 2020 (Table 9). The $10.4 million increase was due to the $15.4 million increase in adjusted EBITDA and a $5.5 million decrease in additions to intangible assets, including decreased investment in IT systems, partially offset by a $10.5 million increase in additions to property, plant and equipment, including increased investment in the LTE-A network.

Media

First quarter 2021 operating results

Revenues: $174.8 million in the first quarter of 2021, stable compared with the same period of 2020.

•	Other revenues increased $4.1 million (9.1%), mainly because of increased volume in commercial production as a result of demand growth and the accelerated timing of some projects.

•	Subscription revenues decreased by $2.4 million (-4.6%), mainly because of lower subscription revenues at the specialty channels, newspapers and magazines.

•	Advertising revenues decreased by $1.7 million (-2.2%), mainly because of lower advertising revenues at the newspapers and Quebecor Out-of-Home, partially offset by higher advertising revenues at the specialty channels and TVA Network.

Adjusted EBITDA: $1.3 million in the first quarter of 2021, a $2.8 million (-68.3%) decrease due primarily to:

•	higher broadcast content costs, due primarily to a review by the Corporation of the allocation of the value of the rights attached to the various components of its contract for National Hockey League (“NHL”) games to better reflect the financial benefits arising from it, the postponement of the start of the NHL’s 2020-2021 regular season from 2020 to 2021 and the shortened season.

Partially offset by:

•	decreases in labour costs, due to the impact of salary savings and the government measures introduced to deal with the COVID-19 pandemic;

•	decreases in other content costs and production, administration, distribution and marketing expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Media segment operations, expressed as a percentage of revenues, were 99.3% in the first quarter of 2021 compared with 97.7% in the same period of 2020, mainly due to the net increase in broadcast content costs.

Cash flows from operations: Negative $4.4 million in the first quarter of 2021 compared with negative $3.6 million in the same period of 2020 (Table 9). The $0.8 million unfavourable variance was due to the $2.8 million decrease in adjusted EBITDA, partially offset by a $2.0 million decrease in additions to property, plant and equipment and to intangible assets.

Sports and Entertainment

First quarter 2021 operating results

Revenues: $31.2 million in the first quarter of 2021, a $3.6 million (-10.3%) decrease due primarily to a decrease in revenues from music distribution, concerts and hockey activities due to the COVID-19 pandemic, partially offset by higher revenues from book distribution and general literature publishing.

Adjusted EBITDA: $2.1 million in the first quarter of 2021, a $5.9 million favourable variance due primarily to decreases in some operating expenses, including production costs and labour costs, as a result of the impact of salary savings and the government measures introduced to deal with the COVID-19 pandemic, and decreases in administration costs, partially offset by the impact of the revenue decrease.

Cash flows from operations: $1.1 million in the first quarter of 2021 compared with negative $4.7 million in the same period of 2020 (Table 9). The $5.8 million favourable variance was essentially due to the $5.9 million favourable variance in adjusted EBITDA.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by continuing operating activities: $265.4 million in the first quarter of 2021, compared with $344.1 million in the same period of 2020.

The $78.7 million decrease was mainly due to:

•	$86.9 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in income tax payable and inventory, partially offset by a favourable variance in accounts payable;

•	$5.1 million increase in the cash portion of financial expenses.

Partially offset by:

•	$17.9 million increase in adjusted EBITDA.

The unfavourable net change in income tax payable and in other non-cash items related to operating activities had an unfavourable impact on cash flows provided by continuing operating activities in the first quarter of 2021 compared with the same period of 2020, while the increased profitability of the Telecommunications and Sports and Entertainment segments had a favourable impact.

Working capital: $654.7 million at March 31, 2021 compared with negative $47.6 million at December 31, 2020. The $702.3 million favourable variance was due primarily to an increase in cash and cash equivalents, in connection with the issuance by Videotron of Senior Notes, and favourable variances in income tax payable and accounts receivable.

Investing activities

Cash flows used for additions to property, plant and equipment: $111.6 million in the first quarter of 2021 compared with $79.9 million in the same period of 2020. The $31.7 million increase mainly reflects a $21.9 million unfavourable net change in current non-cash items and increased investment in the LTE-A network in the Telecommunications segment.

Cash flows used for additions to intangible assets: $58.8 million in the first quarter of 2021 compared with $102.8 million in the same period of 2020. The $44.0 million reduction was mainly due to a $37.5 million favourable net change in current non-cash items and decreased investment in IT systems, mainly in the Telecommunications segment.

Proceeds from disposal of assets: $0.1 million in the first quarter of 2021 compared with $1.5 million in the same period of 2020.

Business acquisitions: $15.1 million in the first quarter of 2021, essentially consisting in the acquisition of Les Disques Audiogramme inc., in the Sports and Entertainment segment.

Loans to the parent corporation: $28.0 million in the first quarter of 2020.

•	In the first quarter of 2020, Quebecor made a drawdown of $28.0 million on the September 13, 2019 loan agreement with Quebecor Media. All loans were fully reimbursed on November 30, 2020.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: $95.1 million in the first quarter of 2021 compared with $162.9 million in the same period of 2020 (Table 10).

The $67.8 million decrease was mainly due to:

•	$78.7 million decrease in cash flows provided by continuing operating activities;

•	$31.7 million increase in cash flows used for additions to property, plant and equipment.

Partially offset by:

•	$44.0 million decrease in cash used for additions to intangible assets.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $584.5 million increase in the first quarter of 2021; $62.8 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Debt increases in the first quarter of 2021 essentially consisted of:

o	Issuance on January 22, 2021 by Videotron of $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031 for net proceeds of $644.0 million, net of financing fees of $6.0 million.

•	Debt reductions in the first quarter of 2021 essentially consisted of:

o	$56.9 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $534.3 million at March 31, 2021 compared with $597.1 million at December 31, 2020. The $62.8 million net unfavourable variance was mainly due to the unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

•	On February 11, 2021, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2021 to February 2022 and amend certain terms and conditions.

Financial Position

Net available liquidity: $2.55 billion at March 31, 2021 for Quebecor Media and its wholly owned subsidiaries, consisting of $1.80 billion in available unused revolving credit facilities and $754.4 million in cash and cash equivalents.

Consolidated debt (long-term debt plus bank indebtedness): $6.31 billion at March 31, 2021, a $584.5 million increase compared with December 31, 2020; $62.8 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see ”Financing activities” above).

•	Consolidated debt essentially consisted of Videotron’s $4.72 billion debt ($4.11 billion at December 31, 2020); TVA Group’s $27.2 million debt ($28.8 million at December 31, 2020); and Quebecor Media’s $1.57 billion debt ($1.59 billion at December 31, 2020).

As at March 31, 2021, minimum principal payments on long-term debt in the coming years were as follows:

Table 3

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending March 31

(in millions of Canadian dollars)

2022	$24.0
2023	2,574.0
2024	-
2025	753.7
2026	775.0
2027 and thereafter	2,203.8
Total	$6,330.5

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 4.7 years as of March 31, 2021 (4.3 years as of December 31, 2020). After taking into account hedging instruments, at March 31, 2021 the debt consisted of approximately 96.6% fixed-rate debt (96.1% at December 31, 2020) and 3.4% floating-rate debt (3.9% at December 31, 2020).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At March 31, 2021, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

•	On February 24, 2021, the Board of Directors of Quebecor Media declared a dividend in the amount of $120.0 million, which was paid to shareholders on February 25, 2021.

•	On April 6, 2021, the Board of Directors of Quebecor Media declared a dividend in the amount of $70.0 million, which was paid to shareholders the same day.

Participation in 3500 MHz spectrum auction

In April 2021, Videotron qualified as a bidder in the auction for spectrum licences in the 3500 MHz band announced by Innovation, Science and Economic Development Canada (“ISED Canada”). The auction is scheduled to commence on June 15, 2021.

In March 2021, Videotron contracted new unsecured on-demand credit facilities under which letters of credit were issued and submitted to ISED Canada as a pre-auction deposit, with the application to bid. The submission of these letters of credit did not have the effect of reducing the Corporation’s net available liquid assets under the Corporation’s current credit facilities. In accordance with the rules of confidentiality established by ISED Canada respecting communications during the auction process, the Corporation may not disclose the amount of these letters of credit. Videotron may withdraw the letters of credit at any time prior to the opening of the auction.

The full licensing framework for spectrum in the 3500 MHz band published by ISED Canada, including the method used to determine the amount of the pre-auction deposit, is available on the ISED Canada website at <https://www.ic.gc.ca/eic/site/smt-gst.nsf/eng/h_sf11519.html>.

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of Quebecor Media

Analysis of main differences between March 31, 2021 and December 31, 2020

(in millions of Canadian dollars)

	March 31, 2021[1]	Dec. 31, 2020	Difference	Main reasons for difference
Assets

Cash and cash equivalents	$759.6	$137.3	$622.3	Cash flows generated by financing activities
Accounts receivable	636.0	600.4	35.6	Current portion of government credits receivable for major capital projects
Inventories	271.7	250.7	21.0	Impact of current variances in activity
Other current assets	134.8	112.9	21.9	Impact of current variances in activity
Property, plant and equipment	3,131.1	3,153.0	(21.9)	Depreciation for the period less additions to property, plant and equipment
Intangible assets	1,480.3	1,466.7	13.6	Additions to intangible assets and business acquisitions less amortization for the period
Derivative financial instruments[2]	534.3	597.1	(62.8)	See “Financing activities”

Other assets	377.2	395.1	(17.9)	Current portion of government credits receivable for major capital projects less impact of current variances in operating and investing activities
Liabilities

Advance from the parent corporation	$48.3	$16.9	$31.4	Impact of cash management
Accounts payable, accrued charges and provisions	888.2	867.4	20.8	Impact of current variances in activity
Income taxes[3]	14.7	66.0	(51.3)	Current disbursements less current income taxes for the period
Long-term debt, including short-term portion and bank indebtedness	6,313.8	5,729.3	584.5	See “Financing activities”
Deferred income tax[4]	786.2	759.8	26.4	Impact of variances in activity on statement of income and statements of comprehensive income
Other liabilities	256.4	392.7	(136.3)	Gain on remeasurement of defined benefit plans

[1]	The “restricted cash” and “deferred subsidy” line items are combined for the purposes of the analysis.

[2]	Long-term assets less long-term liabilities

[3]	Current liabilities less current assets

[4]	Long-term liabilities less long-term assets

ADDITIONAL INFORMATION

Contractual obligations

At March 31, 2021, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of Quebecor Media as of March 31, 2021

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$6,330.5	$24.0	$2,574.0	$1,528.7	$2,203.8
Interest payments on long-term debt[2]	1,285.2	217.2	471.5	283.7	312.8
Lease liabilities	208.6	38.1	63.3	39.5	67.7
Interest payments on lease liabilities	55.8	9.6	14.6	9.6	22.0
Additions to property, plant and equipment and other commitments	1,235.9	340.2	384.9	255.5	255.3
Derivative financial instruments[3]	(481.1)	1.6	(441.9)	(91.5)	50.7
Total contractual obligations	$8,634.9	$630.7	$3,066.4	$2,025.5	$2,912.3

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2021.

[3]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2021, the Corporation made sales to affiliated companies in the amount of $1.2 million ($1.1 million in the same period of 2020) and recorded no interest revenue on loans ($9.8 million in the same period of 2020) to the parent corporation. The Corporation also made purchases from affiliated companies in the amount of $3.8 million ($2.3 million in the same period of 2020), which are included in “Purchase of goods and services,” and recorded $0.5 million in interest expense on leases with the parent corporation ($0.6 million in the same period of 2020). These transactions were accounted for at the consideration agreed between the parties.

As of March 31, 2021, the advance from the parent corporation amounted to $48.3 million ($16.9 million as of December 31, 2020) and the lease liability with the parent corporation amounted to $29.1 million ($29.8 million as of December 31, 2020).

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the first quarter of 2021, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2020), and incurred management fees of $0.6 million ($0.6 million in the same period of 2020) with shareholders.

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2021 and December 31, 2020 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(6,330.5)	$(6,678.2)	$(5,740.5)	$(6,169.2)
Derivative financial instruments
Foreign exchange forward contracts	(6.4)	(6.4)	(8.0)	(8.0)
Cross-currency interest rate swaps	$540.7	$540.7	$605.1	$605.1

[1]	The carrying value of long-term debt excludes the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows based on period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Losses and gains on valuation and translation of financial instruments for the first quarter of 2021 are summarized in Table 7.

Table 7

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2021	2020
Loss (gain) on the ineffective portion of fair value hedges	$0.1	$(0.9)
Loss on the effective portion of cash flow hedges	-	0.1
	$0.1	$(0.8)

A $2.6 million loss was recorded under “Other comprehensive income” in the first quarter of 2021 in relation to cash flow hedging relationships ($62.9 million gain in the same period of 2020).

Contingencies and legal disputes

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of the proceedings, management of the Corporation is of the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The proposed new rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $40.0 million (before income taxes) for the year 2021 and a retrospective reduction of approximately $82.0 million (before income taxes) from March 31, 2016 to December 31, 2020. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2021	2020
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$450.9	$435.5
Media	1.3	4.1
Sports and Entertainment	2.1	(3.8)
Head Office	(0.3)	0.3
	454.0	436.1
Depreciation and amortization	(195.6)	(198.3)
Financial expenses	(81.0)	(75.7)
(Loss) gain on valuation and translation of financial instruments	(0.1)	0.8
Restructuring of operations and other items	(4.5)	(3.9)
Income taxes	(44.8)	(43.4)
Income from discontinued operations	-	1.3
Net income	$128.0	$116.9

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 9

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2021	2020
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$450.9	$435.5
Media	1.3	4.1
Sports and Entertainment	2.1	(3.8)
Head Office	(0.3)	0.3
	454.0	436.1
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(99.4)	(88.9)
Media	(1.2)	(1.9)
Sports and Entertainment	(0.1)	(0.1)
Head Office	-	-
	(100.7)	(90.9)
Additions to intangible assets:[2]
Telecommunications	(38.6)	(44.1)
Media	(4.5)	(5.8)
Sports and Entertainment	(0.9)	(0.8)
Head Office	(0.2)	-
	(44.2)	(50.7)
Cash flows from operations
Telecommunications	312.9	302.5
Media	(4.4)	(3.6)
Sports and Entertainment	1.1	(4.7)
Head Office	(0.5)	0.3
	$309.1	$294.5

	Three months ended March 31
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	2021	2020
Additions to property, plant and equipment	$(100.7)	$(90.9)
Net variance in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(10.9)	11.0
Cash flows used for additions to property, plant and equipment	$(111.6)	$(79.9)

	Three months ended March 31
[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:	2021	2020
Additions to intangible assets	$(44.2)	$(50.7)
Net variance in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(14.6)	(52.1)
Cash flows used for additions to intangible assets	$(58.8)	$(102.8)

Table 10

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

(in millions of Canadian dollars)

	Three months ended March 31
	2021	2020
Cash flows from operations from Table 9	$309.1	$294.5
Plus (minus)
Cash portion of financial expenses	(78.8)	(73.7)
Cash portion related to restructuring of operations and other items	(3.7)	(3.9)
Current income taxes	(63.3)	(61.0)
Other	0.2	4.1
Net change in non-cash balances related to operating activities	(42.9)	44.0
Net change in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(10.9)	11.0
Net change in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(14.6)	(52.1)
Free cash flows from continuing operating activities	95.1	162.9
Plus (minus)
Cash flows used for additions to property, plant and equipment	111.6	79.9
Cash flows used for additions to intangible assets	58.8	102.8
Proceeds from disposal of assets	(0.1)	(1.5)
Cash flows provided by continuing operating activities	$265.4	$344.1

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and Club illico services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, Club illico, mobile and wireline telephony services by the total average number of RGUs from Internet access, television, mobile and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•	unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Quebecor Media provides its television, Internet access, mobile and wireline telephony and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes;

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public health crisis, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various levels of government;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

Condensed consolidated financial statements of

QUEBECOR MEDIA INC.

Three-month periods ended March 31, 2021 and 2020

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)
(unaudited)

		Three months ended
		March 31
	Note	2021	2020
Revenues	2	$1,091.1	$1,055.5

Employee costs	3	175.7	178.9
Purchase of goods and services	3	461.4	440.5
Depreciation and amortization		195.6	198.3
Financial expenses	4	81.0	75.7
Loss (gain) on valuation and translation of financial instruments		0.1	(0.8)
Restructuring of operations and other items	5	4.5	3.9
Income before income taxes		172.8	159.0

Income taxes (recovery):
Current		63.3	61.0
Deferred		(18.5)	(17.6)
		44.8	43.4
Income from continuing operations		128.0	115.6

Income from discontinued operations		-	1.3
Net income		$128.0	$116.9

Income (loss) from continuing operations attributable to
Shareholders		$129.3	$115.8
Non-controlling interests		(1.3)	(0.2)

Net income (loss) attributable to
Shareholders		$129.3	$117.1
Non-controlling interests		(1.3)	(0.2)

See accompanying notes to condensed consolidated financial statements.

1

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)
(unaudited)

		Three months ended
		March 31
	Note	2021	2020
Income from continuing operations		$128.0	$115.6

Other comprehensive income from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(2.6)	62.9
Deferred income taxes		1.9	(15.0)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	12	177.0	-
Deferred income taxes		(46.9)	-
		129.4	47.9

Comprehensive income from continuing operations		257.4	163.5

Income from discontinued operations		-	1.3

Comprehensive income		$257.4	$164.8

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$251.9	$163.7
Non-controlling interests		5.5	(0.2)

Comprehensive income (loss) attributable to
Shareholders		$251.9	$165.0
Non-controlling interests		5.5	(0.2)

See accompanying notes to condensed consolidated financial statements.

2

QUEBECOR MEDIA INC.
SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31, 2021
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$914.0	$174.8	$31.2	$(28.9)	$1,091.1
Employee costs	104.5	55.1	7.5	8.6	175.7
Purchase of goods and services	358.6	118.4	21.6	(37.2)	461.4
Adjusted EBITDA[1]	450.9	1.3	2.1	(0.3)	454.0

Depreciation and amortization					195.6
Financial expenses					81.0
Loss on valuation and translation of financial instruments					0.1
Restructuring of operations and other items					4.5
Income before income taxes					$172.8

Cash flows used for
Additions to property, plant and equipment	$107.6	$3.8	$0.1	$0.1	$111.6

Additions to intangible assets	51.3	6.1	0.9	0.5	58.8

	Three months ended March 31, 2020
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$874.7	$174.8	$34.8	$(28.8)	$1,055.5
Employee costs	102.9	59.7	10.0	6.3	178.9
Purchase of goods and services	336.3	111.0	28.6	(35.4)	440.5
Adjusted EBITDA[1]	435.5	4.1	(3.8)	0.3	436.1

Depreciation and amortization					198.3
Financial expenses					75.7
Gain on valuation and translation of financial instruments					(0.8)
Restructuring of operations and other items					3.9
Income before income taxes					$159.0

Cash flows used for
Additions to property, plant and equipment	$73.6	$6.2	$0.1	$-	$79.9

Additions to intangible assets	95.1	6.9	0.8	-	102.8

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

3

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)
(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other com-	to non-
	Capital	Contributed		prehensive	controlling	Total
	stock	surplus	Deficit	loss	interests	equity
	(note 10)			(note 12)
Balance as of December 31, 2019	$3,019.7	$1.3	$(1,026.0)	$(61.9)	$94.7	$2,027.8
Net income (loss)	-	-	117.1	-	(0.2)	116.9
Other comprehensive income	-	-	-	47.9	-	47.9
Dividends	-	-	(25.0)	-	(0.2)	(25.2)
Balance as of March 31, 2020	3,019.7	1.3	(933.9)	(14.0)	94.3	2,167.4
Net income	-	-	523.9	-	10.4	534.3
Other comprehensive loss	-	-	-	(117.1)	(3.1)	(120.2)
Dividends	-	-	(165.0)	-	-	(165.0)
Reduction of paid-up capital	(1,729.1)	733.0	-	-	-	(996.1)
Balance as of December 31, 2020	1,290.6	734.3	(575.0)	(131.1)	101.6	1,420.4
Net income (loss)	-	-	129.3	-	(1.3)	128.0
Other comprehensive income	-	-	-	122.6	6.8	129.4
Dividends	-	-	(120.0)	-	(0.1)	(120.1)
Balance as of March 31, 2021	$1,290.6	$734.3	$(565.7)	$(8.5)	$107.0	$1,557.7

See accompanying notes to condensed consolidated financial statements.

4

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)
(unaudited)

		Three months ended March 31
	Note	2021	2020
Cash flows related to operating activities
Income from continuing operations		$128.0	$115.6
Adjustments for:
Depreciation of property, plant and equipment		145.8	152.7
Amortization of intangible assets		38.9	35.9
Amortization of right-of-use assets		10.9	9.7
Loss (gain) on valuation and translation of financial instruments		0.1	(0.8)
Impairment of assets	5	0.8	-
Amortization of financing costs	4	2.2	2.0
Deferred income taxes		(18.5)	(17.6)
Other		0.1	2.6
		308.3	300.1
Net change in non-cash balances related to operating activities		(42.9)	44.0
Cash flows provided by continuing operating activities		265.4	344.1
Cash flows related to investing activities
Business acquisitions	6	(15.1)	-
Additions to property, plant and equipment	7	(111.6)	(79.9)
Additions to intangible assets		(58.8)	(102.8)
Proceeds from disposal of assets		0.1	1.5
Loans to the parent corporation	8	-	(28.0)
Other		(0.6)	(0.6)
Cash flows used in continuing investing activities		(186.0)	(209.8)
Cash flows related to financing activities
Net change in bank indebtedness		1.6	(13.2)
Net change under revolving facilities		(3.1)	(55.9)
Net change in advance from the parent corporation		31.4	-
Issuance of long-term debt, net of financing fees		644.0	-
Repayment of lease liabilities		(10.9)	(10.2)
Dividends		(120.0)	(25.0)
Dividends paid to non-controlling interests		(0.1)	(0.2)
Cash flows provided by (used in) continuing financing activities		542.9	(104.5)

Cash flows provided by continuing operations		622.3	29.8

Cash and cash equivalents at beginning of period		137.3	14.0
Cash and cash equivalents at end of period		$759.6	$43.8

Cash and cash equivalents consist of
Cash		$759.3	$4.7
Cash equivalents		0.3	39.1
		$759.6	$43.8

Interest and taxes reflected as operating activities
Cash interest payments		$38.4	$38.4
Cash income tax payments (net of refunds)		112.8	22.2

See accompanying notes to condensed consolidated financial statements.

5

QUEBECOR MEDIA INC.
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)

		March 31	December 31
	Note	2021	2020
Assets

Current assets
Cash and cash equivalents		$759.6	$137.3
Restricted cash	7	210.7	-
Accounts receivable		636.0	600.4
Contract assets		176.7	174.9
Income taxes		9.1	4.0
Inventories		271.7	250.7
Other current assets		134.8	112.9
		2,198.6	1,280.2

Non-current assets
Property, plant and equipment		3,131.1	3,153.0
Intangible assets		1,480.3	1,466.7
Goodwill		2,714.0	2,714.0
Right-of-use assets		165.7	161.1
Derivative financial instruments		569.4	625.5
Deferred income taxes		34.3	48.3
Other assets		377.2	395.1
		8,472.0	8,563.7
Total assets		$10,670.6	$9,843.9

Liabilities and equity

Current liabilities
Bank indebtedness		$3.3	$1.7
Advance from the parent corporation		48.3	16.9
Accounts payable, accrued charges and provisions		888.2	867.4
Deferred revenue		307.5	307.5
Deferred subsidies	7	210.7	-
Income taxes		23.8	70.0
Current portion of long-term debt	9	24.0	27.1
Current portion of lease liabilities		38.1	37.2
		1,543.9	1,327.8

Non-current liabilities
Long-term debt	9	6,286.5	5,700.5
Derivative financial instruments		35.1	28.4
Lease liabilities		170.5	166.0
Deferred income taxes		820.5	808.1
Other liabilities		256.4	392.7
		7,569.0	7,095.7

Equity
Capital stock	10	1,290.6	1,290.6
Contributed surplus		734.3	734.3
Deficit		(565.7)	(575.0)
Accumulated other comprehensive loss	12	(8.5)	(131.1)
Equity attributable to shareholders		1,450.7	1,318.8
Non-controlling interests		107.0	101.6
		1,557.7	1,420.4
Contingencies	14
Subsequent events	15

Total liabilities and equity		$10,670.6	$9,843.9

See accompanying notes to condensed consolidated financial statements.

6

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refers to Quebecor Media Inc. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of news and entertainment digital platforms and a music streaming service, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

COVID-19 pandemic

The COVID-19 pandemic continues to have a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020, this health crisis curtailed the operations of many of Quebecor Media’s business partners and led to a significant slowdown in some of the Corporation’s segments. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron Ltd.’s (“Videotron”) retail outlets; a reduction in advertising revenues, a decrease in sports events broadcast by the TVA Sports specialty channel in 2020 and a reduction in film and audiovisual content activity in the Media segment in 2020; and the cancellation of most shows and events in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor Media has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Canadian Emergency Wage Subsidy and subsidies totalling $5.6 million were recorded in the first quarter of 2021 as a reduction in employee costs (no amount in the first quarter of 2020). Given the uncertainty about the evolution of the pandemic, the full impact until the end of the health crisis cannot be determined with certainty.

7

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2020 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on May 12, 2021.

Comparative figures for the previous period have been restated to conform to the presentation adopted for the three-month period ended March 31, 2021.

2.	REVENUES

	Three months ended March 31
	2021	2020
Telecommunications:
Internet	$296.6	$277.5
Television	213.2	233.1
Mobile telephony	170.5	160.2
Wireline telephony	80.7	82.8
Mobile equipment sales	60.5	47.8
Wireline equipment sales	46.7	28.3
Other	45.8	45.0
Media:
Advertising	76.1	77.8
Subscription	49.4	51.8
Other	49.3	45.2
Sports and Entertainment	31.2	34.8
Inter-segments	(28.9)	(28.8)
	$1,091.1	$1,055.5

8

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended March 31
	2021	2020
Employee costs	$223.6	$230.8
Less employee costs capitalized to property, plant and equipment and intangible assets	(47.9)	(51.9)
	175.7	178.9
Purchase of goods and services:
Royalties, rights and creation costs[1]	182.8	168.5
Cost of products sold	115.9	97.1
Service contracts	54.9	46.4
Marketing, circulation and distribution expenses	18.7	21.1
Other	89.1	107.4
	461.4	440.5
	$637.1	$619.4

[1]	During the first quarter of 2021, the Corporation reviewed the allocation of the value of the rights attached to the various components of its contract for the National Hockey League (“NHL”) games to better reflect the economic benefits arising from them. In addition, the beginning of the 2020/2021 season was postponed from 2020 to 2021 and the season was also shortened. These changes had the effect of altering the timing of recognition in income of the NHL content rights. The cost of NHL rights therefore increased by $16.7 million in the first quarter of 2021.

4.	FINANCIAL EXPENSES

	Three months ended March 31
	2021	2020
Interest on long-term debt	$77.4	$74.9
Amortization of financing costs	2.2	2.0
Interest on lease liabilities	2.7	2.6
Interest on net defined benefit liability	2.1	1.8
(Gain) loss on foreign currency translation on short-term monetary items	(1.2)	4.5
Interest from the parent corporation	–	(9.8)
Other	(2.2)	(0.3)
	$81.0	$75.7

5.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the first quarter of 2021, a charge of $3.7 million was recorded in connection with cost reduction initiatives in the Corporation’s various segments ($3.9 million in 2020).

During the first quarter of 2021, an impairment charge on assets of $0.8 million was also recorded as a result of restructuring initiatives (none in 2020).

9

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	BUSINESS ACQUISITIONS

On February 1, 2021, the Sports and Entertainment segment acquired Les Disques Audiogramme inc., a record label, for a cash consideration of $14.5 million. The acquired assets consist mainly of intangible assets.

During the first quarter of 2021, a post-closing adjustment of $0.6 million was paid relating to the acquisition of the Incendo Media inc. group by TVA Group Inc. (“TVA Group”) on April 1, 2019.

7.	RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian Government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government was classified as restricted cash with a corresponding amount recorded as deferred subsidies in the consolidated balance sheet as of March 31, 2021. A portion of $5.5 million of these deferred subsidies was recognized in reduction of the additions to property, plant and equipment in the first quarter of 2021 upon the realization of the required investments.

8.	LOANS TO THE PARENT CORPORATION

During the first quarter of 2020, Quebecor made a drawdown of $28.0 million on the September 13, 2019 loan agreement with Quebecor Media. All loans were fully reimbursed on November 30, 2020.

10

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	LONG-TERM DEBT

Components of long-term debt are as follows:

	March 31, 2021	December 31, 2020
Total long-term debt	$6,330.5	$5,740.5
Change in fair value related to hedged interest rate risk	13.5	16.8
Financing fees, net of amortization	(33.5)	(29.7)
	6,310.5	5,727.6
Less current portion	(24.0)	(27.1)
	$6,286.5	$5,700.5

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of Senior Notes bearing interest at 3.125% and maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing fees of $6.0 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.

In March 2021, Videotron contracted new unsecured on-demand credit facilities under which letters of credit were issued and submitted to Innovation, Science and Economic Development Canada (“ISED Canada”) as a pre-auction deposit, in respect to its application to participate to the 3500 MHz spectrum auction. In accordance with the rules of confidentially established by ISED Canada respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of these letters of credit. Videotron may withdraw the letters of credit at any time prior to the opening of the auction.

As of March 31, 2021, the carrying value of long-term debt denominated in U.S. dollars, excluding financing fees, was $3,595.0 million ($3,655.1 million as of December 31, 2020) while the net fair value of related hedging derivative instruments was in an asset position of $540.7 million ($605.1 million as of December 31, 2020).

11

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2020 and March 31, 2021	79,377,062	$1,290.6

12

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the three-month period ended March 31, 2021:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2020	3,455,959	$30.54
Cancelled	(22,593)	30.19
As of March 31, 2021	3,433,366	$30.54
Vested options as of March 31, 2021	–	$–

Quebecor Media
As of December 31, 2020	47,950	$65.96
Exercised	(10,300)	63.10
As of March 31, 2021	37,650	$66.75
Vested options as of March 31, 2021	37,650	$66.75

TVA Group
As of December 31, 2020	795,000	$2.06
Cancelled	(25,497)	1.87
As of March 31, 2021	769,503	$2.06
Vested options as of March 31, 2021	35,000	$6.85

During the three-month period ended March 31, 2021, 10,300 stock options of Quebecor Media were exercised for a cash consideration of $0.7 million (56,500 stock options for $3.4 million in 2020).

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) is based either on Quebecor Class B Shares and on TVA Group Class B Non-Voting Shares (“TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. As of March 31, 2021, 131,834 DSUs based on Quebecor Class B Shares and 172,151 DSUs based on TVA Group Class B Shares were outstanding under these plans (136,942 and 196,965, respectively, as of December 31, 2020). During the first quarter of 2020, a cash consideration of $4.3 million was paid relating to a performance share unit plan terminated in 2020.

Stock-based compensation expense

For the three-month period ended March 31, 2021, a charge related to all stock-based compensation plans was recorded in the amount of $3.0 million (a reversal of the charge of $0.9 million in 2020).

13

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDERS

	Cash flow hedges[1]	Defined benefit plans[2]	Total
Balance as of December 31, 2019	$40.3	$(102.2)	$(61.9)
Other comprehensive income	47.9	–	47.9
Balance as of March 31, 2020	88.2	(102.2)	(14.0)
Other comprehensive loss	(58.6)	(58.5)	(117.1)
Balance as of December 31, 2020	29.6	(160.7)	(131.1)
Other comprehensive (loss) income	(0.7)	123.3	122.6
Balance as of March 31, 2021	$28.9	$(37.4)	$(8.5)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 year period.

[2]	The re-measurement gain in the consolidated statement of comprehensive income for the three-month period ended March 31, 2021 is mainly due to an increase in the discount rate since December 31, 2020.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

14

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(6,330.5)	$(6,678.2)	$(5,740.5)	$(6,169.2)
Derivative financial instruments
Foreign exchange forward contracts	(6.4)	(6.4)	(8.0)	(8.0)
Cross-currency interest rate swaps	540.7	540.7	605.1	605.1

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

14.	CONTINGENCIES

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The new proposed rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $40.0 million (before income taxes) for the year 2021 and a retrospective reduction of approximately $82.0 million (before income taxes) from March 31, 2016 to December 31, 2020. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

15.	SUBSEQUENT EVENTS

On April 1, 2021, Alithya Group inc. (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc., of which Quebecor was one of the main shareholders. As part of this transaction, Quebecor obtained 11.9% of Alithya’s share capital and 6.7% of voting rights related to the issued and outstanding Alithya’s shares. The corresponding gain on disposal of approximately $19.0 million will be accounted for in the second quarter of 2021. This transaction also includes purchase commitments from Quebecor for Alithya’s services totalling approximately $360.0 million as part of a 10-year commercial agreement.

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard
Chief Financial Officer

Date: May 19, 2021

16